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SEC FILE NUMBER
8-69675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2024 (MM/DD/YY) AND ENDING 03/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hamilton Lane Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 Washington Street, Suite 1300
(No. and Street)

Conshohocken	PA	19428
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero	(212) 668-8700	mromero@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

506 Carnegie Ctr., Ste 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Shin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hamilton Lane Securities, LLC _____, as of 3/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MONIQUE ROMERO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RO6308967
Qualified in New York County
My Commission Expires 8/4/2026

Signature: _____

Title:
CCO _____

Monique Romero
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Hamilton Lane Securities LLC

Financial Statements
and
Report of Independent Registered
Public Accounting Firm

For the year ended March 31, 2025

CONFIDENTIAL

Page

Contents
For the year ended March 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Hamilton Lane Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamilton Lane Securities LLC (the "Company") as of March 31, 2025, the related statements of operations, changes in member's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the year ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, contained in schedules I, II and III, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

New York, New York
June 9, 2025

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Hamilton Lane Securities LLC
Statement of Financial Condition
March 31, 2025

<u>Assets</u>

Assets:

Cash	$	270,148
Receivable from affiliate		182,350
Prepaid expenses		68,009
Total Assets	$	520,507

<u>Liabilities and Member's Equity</u>

Liabilities:

Accounts payable and accrued expenses	$	10,694
Member's Equity		509,813
Total Liabilities and Member's Equity	$	520,507

The accompanying notes are an integral part of these financial statements

Hamilton Lane Securities LLC

Statement of Operations

For the year ended March 31, 2025

Revenue:	
Private placement fees	$ 8,434,136
Operating Expenses:	
Salaries and compensation expenses	7,810,511
Administrative fees	222,000
Professional fees	116,273
Regulatory fees	140,597
Dues, subscriptions and other expenses	13,374
Total Operating Expenses	8,302,755
Net Income	$ 131,381

The accompanying notes are an integral part of these financial statements

3

Hamilton Lane Securities LLC
Statement of Changes in Member's Equity
For the year ended March 31, 2025

Balance, April 1, 2024	$	378,432
Net Income		131,381
Balance, March 31, 2025	$	509,813

The accompanying notes are an integral part of these financial statements

Hamilton Lane Securities LLC
Statement of Cash Flows
For the year ended March 31, 2025

Cash Flows from Operating Activities:		
Net income	$	131,381
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from affiliate		(155,053)
Increase in prepaid expenses		(5,980)
Increase in accounts payable and accrued expenses		98
Net Cash Used in Operating Activities		(29,554)
Net Decrease in Cash		(29,554)
Cash - Beginning of the year		299,702
Cash - End of the year	$	270,148

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

Hamilton Lane Securities LLC (the "Company") is incorporated in the state of Delaware and is located in Conshohocken, Pennsylvania. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company is wholly owned by Hamilton Lane Advisors, L.L.C. ("HLA") and exclusively provides private placements of securities to its affiliated entities. The Company received approval from the regulatory authorities in March 2016.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Cash and Cash Equivalents and Concentrations of Credit Risk

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. There are no cash equivalents as of March 31, 2025. The Company has significant cash balances at one financial institution which throughout the year regularly exceeds the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

c) Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers,* which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company solicits prospective investors to the affiliated funds who are managed by various investment management entities, each of which is related through common control. The investment management entities compensate the Company with private placement fees for the successful solicitation of investors at a rate equal to 105% of related costs incurred. The Company recognizes placement fees over time when the associated expenses are incurred.

There was a receivable balance from an affiliate of $27,298 and $182,350 at April 1, 2024 and March 31, 2025, respectively.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when it becomes a receivable or the cash is received. There are no contract assets as of April 1, 2024 and March 31, 2025.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contact and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There are no contract liabilities as of April 1, 2024 and March 31, 2025.

d) Income Taxes

The Company is a limited liability company and is not a taxpaying entity for federal or state income tax purposes. Income of the Company is taxed to the member in its respective return. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

2. Summary of Significant Accounting Policies (Continued)
d) Income Taxes (Continued)
Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ASC 740, *Income Taxes*. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in these financial statements as of March 31, 2025. The Company commenced operations in 2016, and its tax returns for the years ending March 2022, March 2023 and March 2024 remain subject to examination by the taxing authorities.

There was no interest or penalties recognized in the Statement of Operations for the year ended March 31, 2025.

e) Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Segment Reporting
The Company follows ASC 280, *Segment Reporting* (including adoption of Accounting Standards Update 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. Using the management approach, and qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results, using net income that is also reported on the Statement of Operations as net income. There are no reconciling items to the Statement of Operations. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the parent. The Company's CODM is the Chief Executive Officer. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

3. Related Party Transactions
For the year ended March 31, 2025, the fees earned from HLA were $8,434,136 as reported on the Statement of Operations as private placement fees. Under the agreement, all fees paid to HLA by the Company under the agreement and all amounts paid by HLA on behalf of the Company are subject to a 5% surcharge. For the year ended March 31, 2025, the fees paid to HLA for office space and overhead are included in administrative fees on the Statement of Operations and comprise the entire amount.

The amount due from related parties for the year ended March 31, 2025 was $182,350.

HLA provides for certain expenses under the Expense Sharing Agreement (see Note 5). The Company also earns all private placement fees from HLA. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

4. Significant Customer
100% of gross revenues were derived from one customer, an affiliate.

5. Expense Sharing Agreement

Under the terms of the supplemental and supporting services agreement with HLA, expenses are paid for by HLA on behalf of the Company and the Company earns a 5% surcharge. These expenses appear on the Statement of Operations as salaries and compensation expenses and administrative fees, including the use of office space and equipment, secretarial and general services, payroll agent processing, and administrative coordination. These expenses totaled $8,032,511 for the year ended March 31, 2025.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2025, the Company had net capital of $259,454, which was $254,454 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital percentage was 4.12%.

7. Risks and Uncertainties

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result, various nations, including the United States, have implemented economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these financial statements. The specific impact on the Company's financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

8. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events that occurred during this period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2025.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Member's Equity	$	509,813
Less non-allowable assets		250,359
Net Capital	$	259,454
Minimum Net Capital Required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Capital in Excess of Minimum Requirements	$	254,454
Percentage of Aggregate Indebtedness to Net Capital		4.12%

There were no material differences existing between the above computation and the computation
included in the Company's most recently filed amended unaudited Form X-17A-5 Part IIA filing. Accordingly,
no reconciliation is necessary.

See Report of Independent Registered Public Accounting Firm

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim exemption from SEC Rule 15c3-3 and instead relies on SEC footnote 74 to SEC Release 34-70073. The Company is a non-covered firm since it limits its business activities exclusively to providing private placement of securities to affiliated entities.

Schedule III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim exemption from SEC Rule 15c3-3 and instead relies on SEC footnote 74 to SEC Release 34-70073. The Company is a non-covered firm since it limits its business activities exclusively to providing private placement of securities to affiliated entities.

See Report of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Hamilton Lane Securities LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Hamilton Lane Securities LLC (the "Company") stated the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing private placements of securities to its affiliated entities, and because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the statements referred to above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

WithumSmith+Brown, PC

New York, New York
June 9, 2025

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Hamilton Lane Securities LLC
Exemption Report

Hamilton Lane Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing private placements of securities to its affiliated entities, and because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Robert Shin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
By: Robert Shin
Title: CCO